EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the First Quarter of 2017

SHANGHAI, China, April 17, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the first quarter ended March 31, 2017.

Operating Metrics

	For the quarter ended
	March 31,	December 31,	March 31,
	2016	2016	2017
Occupancy rate (as a percentage)
Leased and owned hotels	82%	86%	85%
Manachised hotels	81%	85%	85%
Franchised hotels	62%	68%	66%
Blended	80%	85%	84%
Average daily room rate (3) (in RMB)
Leased and owned hotels	193	211	204
Manachised hotels	165	178	174
Franchised hotels	169	180	180
Blended	172	186	182
RevPAR (3) (in RMB)
Leased and owned hotels	159	181	174
Manachised hotels	133	152	147
Franchised hotels	105	123	118
Blended	139	158	152
(3) Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. The Company's room rates quoted and received from customers are tax-inclusive (business tax or VAT) before and after the implementation of VAT. For comparison purposes, the ADR and RevPAR disclosed in this release are based on the tax-inclusive rates.

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,		yoy
	2016	2017	change
Total	2,380	2,380
Leased hotels	579	579
Manachised and franchised hotels	1,801	1,801
Occupancy rate (as a percentage)	83%	87%	3.3%
Average daily room rate (in RMB)	172	175	1.8%
RevPAR (in RMB)	143	151	5.8%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q1 2017	in Q1 2017	in Q1 2017	March 31, 2017	in Q1 2017	March 31, 2017
Leased and owned hotels	5	(9)	(4)	620	(148)	78,012
Manachised and franchised hotels	84	(13)	71	2,716	4,701	257,888
Total	89	(22)	67	3,336	4,553	335,900
(1) Reasons for closures include contract expiration, operating loss and others.

Number of hotels in pipeline as of March 31, 2017
Leased hotels	16
Manachised and franchised hotels	457
Total(2)	473
(2) Including 65 hotels under brands of ibis, ibis Styles, Mercure and Novotel.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2017	March 31, 2017
Economy hotels	39	2,852
HanTing Hotel	22	2,203
Leased hotels	(8)	478
Manachised hotels	29	1,723
Franchised hotels	1	2
Hi Inn	12	387
Leased hotels		36
Manachised hotels	12	306
Franchised hotels		45
Elan Hotel	3	188
Manachised hotels	2	151
Franchised hotels	1	37
ibis Hotel	2	74
Leased hotels		14
Manachised hotels		12
Franchised hotels	2	48
Midscale and upscale hotels	28	484
JI Hotel	20	304
Leased hotels	3	84
Manachised hotels	16	217
Franchised hotels	1	3
Starway Hotel	5	141
Leased hotels		2
Manachised hotels	5	101
Franchised hotels		38
Joya Hotel		6
Leased hotels		3
Manachised hotels		3
Manxin Hotels & Resorts	1	3
Leased hotels
Manachised hotels		2
Franchised hotels	1	1
ibis Styles Hotel	-	10
Manachised hotels	-1	6
Franchised hotels	1	4
Mercure Hotel	1	16
Leased hotels		2
Manachised hotels	1	13
Franchised hotels		1
Novotel Hotel		2
Leased hotels
Manachised hotels		1
Franchised hotels		1
Grand Mercure	1	2
Leased hotels	1	1
Franchised hotels		1
Total	67	3,336

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change
	2016	2017	2016	2017		2016	2017		2016	2017
Economy hotels	2,144	2,144	133	139	5.0%	159	160	0.8%	84%	87%	3.5%
Leased hotels	503	503	139	147	5.7%	167	169	0.9%	83%	87%	3.9%
Manachised and franchised hotels	1,641	1,641	130	137	4.7%	155	156	0.8%	84%	87%	3.3%
Midscale and upscale hotels	236	236	214	233	9.2%	265	284	6.9%	81%	82%	1.7%
Leased hotels	76	76	257	279	8.9%	298	324	8.8%	86%	86%	0.1%
Manachised and franchised hotels	160	160	182	200	9.5%	239	252	5.4%	76%	79%	3.0%
Total	2,380	2,380	143	151	5.8%	172	175	1.8%	83%	87%	3.3%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of March 31, 2017, the Company had 3,336 hotels or 335,900 rooms in operation in 369 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2017, China Lodging Group operates 23 percent of its hotel rooms under lease model, 77 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com